Dated December 11, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-184790

Relating to Preliminary Prospectus Supplement

Dated December 11, 2012 to Prospectus Dated November 6, 2012

RETAIL PROPERTIES OF AMERICA, INC.

7.0% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Retail Properties of America, Inc., a Maryland corporation

Title of Shares:	7.0% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	5,000,000 shares

Option to Purchase Additional Shares:	750,000 shares

Maturity:	Perpetual (unless redeemed by the Issuer on or after December 20, 2017 or redeemed by the Issuer pursuant to its special optional redemption right or converted by an investor in connection with a Change of Control (as defined below))

Trade Date:	December 11, 2012

Settlement Date:	December 20, 2012 (T+7)

Dividend Rate:	7.0% per annum of the $25.00 per share liquidation preference (equivalent to approximately $1.75 per annum per share)

Dividend Payment Dates:	Quarterly in arrears on or about the last day of March, June, September and December of each year (or, if the last day of any such month is not a business day, on the next succeeding business day), commencing on April 1, 2013 (as March 31, 2013 is not a business day). Dividends will accrue and be cumulative from, and including, the date of original issue, which is expected to be December 20, 2012, to, but excluding, March 31, 2013. The dividend payable on April 1, 2013 will be paid to the persons who are the holders of record of the Series A Preferred Stock at the close of business on the corresponding record date, which will be determined by the board of directors of the Issuer, but will not be earlier than February 24, 2013 or later than March 21, 2013.

Optional Redemption:	Except in circumstances intended to preserve the Issuer’s qualification as a REIT or pursuant to its special optional redemption right discussed below, the Issuer’s Series A Preferred Stock are not redeemable prior to December 20, 2017. On and after December 20, 2017, the Issuer may, at its option, redeem its Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to exceptions, any accrued and unpaid dividends (whether or not authorized or declared) to, but excluding, the redemption date. Any partial redemption will be selected pro rata, by lot, or by any other equitable method the Issuer may choose.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined under “Conversion Rights” below), the Issuer will have the option to redeem its Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to exceptions, any accrued and unpaid dividends (whether or not authorized or declared) to, but excluding, the redemption date.

A “Change of Control” is when, after the original issue date, the following have occurred and are continuing:

•        the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•        following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series A Preferred Stock.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem some or all of the Series A Preferred Stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to Series A Preferred Stock that are not called for redemption) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock equal to the lesser of:

the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference plus (y) the amount of any accrued and unpaid dividends to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

4.1736 (referred to as the “Share Cap”), subject to adjustments for any splits, subdivisions or combinations of the Issuer’s common stock;

subject, in each case, to provisions for the receipt of alternative consideration under specified circumstances as described in the Issuer’s preliminary prospectus supplement dated December 11, 2012 under “Description Series A Preferred Stock—Conversion Rights.”

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem some or all of the Series A Preferred Stock, whether pursuant to its special optional redemption right or its optional redemption right described above, holders of Series A Preferred Stock will not have the right to convert the Series A Preferred Stock in connection with the Change of Control Conversion Right, and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the applicable redemption date instead of converted on the Change of Control Conversion Date.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses) to Issuer:	$121,062,500

Listing:	NYSE

CUSIP / ISIN:	76131V 608 / US76131V6083

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.

Joint Lead Managers:	Jefferies & Company, Inc.
RBC Capital Markets, LLC

Co-Managers:	Deutsche Bank Securities Inc.
KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc.

The Issuer has filed a registration statement, a prospectus dated November 6, 2012 and a preliminary prospectus supplement dated December 11, 2012 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Citigroup Global Markets Inc. toll-free at 800-831-9146.